TRANS-ORIENT PETROLEUM LTD.

MANAGEMENT DISCUSSION & ANALYSIS

The date of this Management Discussion and Analysis (“MD&A”) is December 21, 2005, for the quarter ended October 31, 2005 and should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the same period. Please also refer to the Company’s audited consolidated financial statements and accompanying notes for the year ended July 31, 2005.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business

Trans-Orient Petroleum Ltd. is a Canadian company, headquartered in Vancouver, British Columbia. The Company is engaged in identifying, financing and providing business development services for early stage resource and technology businesses. The Company’s operating strategy is to acquire an equity interest in certain companies and to provide financial, managerial, and technical support to accelerate the achievement of these companies' business goals and objectives. At October 31, 2005, the Company held interests in three such companies.

Results of Operations

The Company has incurred losses to date of $10,236,843 which includes net income for the first quarter of the 2006 fiscal year of $416,623 versus a first quarter loss of $5,580 last year.

The Company’s net income of $416,623 for the quarter essentially consisted of a gain on sale of the Company’s 1,000,000 shares of TAG Oil Ltd. (“TAG”) totalling $641,581 during the quarter. There were no shares sold during the same period last year.

The Company used the majority of the proceeds received from the sale of shares described above by acquiring 200,000 units of of Austral Pacific at a cost of $2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each full warrant entitling the Company to purchase one common share of Austral at a price of $3.50 per sahre, suibject to an accelerated expiry if a trigger price is reached in the first twelve months from the issue date. The expiry date of the share purchase warrants, if not accelerated, is October 13, 2006.

During the first quarter of the 2006 fiscal year, the Company also exercised share purchase warrants to acquire 500,000 shares of TAG at a price of $0.60 per share.

Please refer to Note 3 of the accompanying unaudited interim financial statements for further information.

For the three month period ending October 31, 2005, the General and Administrative (“G&A”) expenses amounted to $58,426 when compared to the G&A of $23,762 for the same period last year. The main items of G&A that increased were related to the compensation paid to the Company’s Chief Executive Officer as well as corporate relations and development costs relating to development of the Company’s website and corporate materials. The loss for the first quarter consisted substantially of foreign exchange losses of $177,414 as well versus a foreign exchange gain of $5,963 for the same period last year. The foreign exchange loss for the quarter resulted from the fluctuation (decrease) of the U.S. Dollar during the quarter and the fact that, the majority of the Company’s cash balances and investments are in U.S. Dollars.

Summary of Quarterly Results

	Three Month Period Ended October 31, 2005 $	Three Month Period Ended July 31, 2005 $	Three Month Period Ended April 30, 2005 $	Three Month Period Ended Jan. 31, 2005 $	Three Month Period Ended Oct. 31, 2004 $	Three Month Period Ended July 31, 2004 $	Three Month Period Ended April 30, 2004 $	Three Month Period Ended Jan. 31, 2004 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	416,623	25,932	76,574	1,045,320	(5,580)	60,226	(31,747)	433,858
Basic income (loss) per share	0.17	0.00	0.03	0.42	(0.00)	0.02	(0.01)	0.18
Diluted income (loss) per share	0.17	0.00	0.03	0.30	(0.00)	0.01	(0.01)	0.13

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

The Company has not had any discontinued operations or extraordinary items in the past two years, therefore has not shown the impacts of these on the net loss and basic/diluted loss per share. The Company did have an unusual item occur as a result of the non-cash acquisition of AMG Oil Ltd. during the 2003 fiscal year, the effects of which have been disclosed on the Companys audited financial statements for the year ended July 31, 2004 and 2003.

Capital Expenditures

The Company has no material commitments for capital expenditure at October 31, 2005 or as of the date of this filing.

Liquidity and Capital Resources

The Company did not conduct any financing activities during the three months ended October 31, 2005 and currently the Company has 2,516,869 shares outstanding (2005: 2,516,869).

The investing activities of the Company for the first quarter of the 2006 fiscal year consisted of acquiring 200,000 units of Austral Pacific for $500,000, acquiring 500,000 shares of TAG Oil Ltd. for $300,000, and selling 1,000,000 shares of TAG for proceeds of $1,141,581. The Company did not conduct any investing activities for the same period last year.

Please refer to Note 3 of the accompanying unaudited interim financial statements for further information.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties

Please refer to Note 4 of the accompanying unaudited consolidated interim financial statements for details of related party transactions during the period ended October 31, 2005.

Appointment of Director

On December 6, 2005, Mr. Douglas Lynes, CA, was appointed as a Director of the Company.

Business Risks and Uncertainties

The Company is indirectly exposed through its holdings of operatiing oil and gas companies to a variety of risks which include the risks of exploration and production operations, dry holes, decline in value of investments, regulatory matters, industry competition and uncertainty as to the availability and cost of financing and potential delays or changes with respect to capital expenditures. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The Company works to mitigate these risks and uncertainties by evaluating opportunities for acceptable funding and performing ongoing due diligence and monitoring of its investments.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
AUDITORS
Barry MacNeil, CGA
Secretary, CFO, Director	DeVisser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT

Douglas Lynes	Computershare Trust Company of Canada
Delta, BC (1)	9th Floor, University Avenue
Toronto, Ontario
(1) Member of audit committee	Canada M5J 2Y1
Telephone: 1-888-661-5566
CORPORATE OFFICE	Facsimile: 1-416-263-9261
Email: webservice@computershare.com
1407-1050 Burrard Street
Vancouver, British Columbia
Canada V6Z 2S3	SHARE LISTING
Telephone: 1-604-682-6496
Facsimile: 1-604-682-1174	OTCBB: TOPLF

SHAREHOLDER RELATIONS	ANNUAL GENERAL MEETING

Telephone: 604-682-6496	The annual general meeting is to be held
Facsimile: 604-682-1174	on January 12, 2006 at the offices
of Lang Michener, Barristers & Solicitors,
BANKERS	Suite 1500, 1055 West Georgia St.
Vancouver, B.C. at 10:00am.
Bank of Montreal
Vancouver, British Columbia	SHARE CAPITAL

SUBSIDIARY	At December 21, 2005, there are 2,516,869
shares issued and outstanding
DLJ Management Corp.
AMG Oil Ltd. (Sold on November 30, 2005)